Metalclad Corporation
                       2 Corporate Plaza, Suite 125
                         Newport Beach, CA 92660
                              (949) 719-1234
                            (949) 719-1240 fax


October 11, 2000

Attention:  Susann Reilly
            Mail Stop 3-5

United States Securities and Exchange Commission
Washington, D.C.  20549


Re: Form S-3 (Registration Number 333-65443; Original Filing
    Date 8-Oct-1998

Ladies and Gentlemen:

     This letter is being written to request withdrawal of the Registration Statement, pursuant to Form RW, Registration Number 333-65443 originally filed on 8-Oct-1998 (the "Registration Statement") by Metalclad Corporation (the "Company").

     The reason for withdrawal is that the passage of time has obviated the need for registration. No sales have been made or will be made under the registration statement.

Very truly yours,

   /s/Grant S. Kesler

Grant S. Kesler, President
Metalclad Corporation